Exhibit 12
Belo Corp.
Computation of Ration of Earnings to Fixed Charges
(Dollars in thousands)

										Nine months ended
										September 30,
	2002		2003		2004		2005	2006		2006		2007
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$213,454		$209,460		$215,801		$206,960	$203,683		$123,380		$109,498
Add: Total fixed charges	108,451		98,117		94,177		95,159	101,184		76,941		75,165
Less: Interest capitalized	573		500		163		167	1,666		939		782

Adjusted earnings	$321,332		$307,077		$309,815		$301,952	$303,201		$199,382		$183,881

Fixed Charges:
Interest	$105,359		$94,110		$90,327		$91,171	$97,320		$73,975		$72,789
Portion of rental expense representative of the interest factor (1)	3,092		4,007		3,850		3,988	3,864		2,966		2,376

Total fixed charges	$108,451		$98,117		$94,177		$95,159	$101,184		$76,941		$75,165

Ratio of Earnings to Fixed Charges	2.96	x	3.13	x	3.29	x	3.17	3.00	x	2.59	x	2.45

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.